SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 11, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

Nokia Press Release dated March 11 and titled:

“Nokia provides mid-quarter update: EPS within guidance in the first quarter”

                                                                                        PRESS RELEASE

                                                                                                                                March 11, 2003

Nokia provides mid-quarter update: EPS within guidance in the first quarter

Based on developments in the first two months of 2003, first-quarter pro forma EPS (diluted) for the Nokia group is expected to be between EUR 0.15 and 0.17, within earlier stated guidance. This reflects the strength of Nokia’s new mobile phone product offering and the company’s overall operational efficiency, offset by a weaker-than-expected performance by Nokia Networks.

In mobile phones, first-quarter sales are estimated to be at the low end of the guided range of flat to 9% year-on-year growth, with strong profitability at Nokia Mobile Phones continuing. Overall mobile phone market volumes in the first quarter are expected to show healthy year-on-year growth for the fourth consecutive quarter, with Nokia showing faster-than-market growth.

Sales at Nokia Networks for the first quarter are expected to decline by 15% to 20% year on year, as operators in all major regions continue to decrease the level of their investments. As a result, first-quarter sales for the Nokia group are expected to be slightly down year on year. Nokia Networks will post a substantial pro forma operating loss for the first quarter, impacted by lower-than-expected sales volumes as well as costs related to the first-phase implementation of 3G technologies.

Nokia Networks reported operating result is expected to be positively impacted in the first quarter by an increase of approximately EUR 220 million in the valuation of the former MobilCom receivables, which were converted into new instruments, as of March 3, 2003, in an agreement with France Telecom. This will have a positive impact on Nokia’s reported EPS in the first quarter.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company’s partners, suppliers and customers; 12) the management of the Company’s customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company’s Form 20-F for the year ended December 31, 2002.

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Bill Seymour, Investor Relations, tel. +1 972 894 4880

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia plans a 1Q announcement for April 17, 2003.

- Results announcements for 2Q and 3Q 2003 are planned for July 17 and October 16, respectively.

- The Annual General meeting will be held on March 27, 2003

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel